Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Genius Group Limited and Subsidiaries on Amendment No. 4 to Form F-1, File No. 333-257700, of our report dated July 3, 2021, except for the stock split described in Note 34 and the effects of the restatement described in Notes 2 and 35 and reflected in Notes 4, 8, 11, 12, 13, 21, 27, 28 and 33 as to which the date is December 30, 2021, with respect to our audits of the consolidated financial statements of Genius Group Limited and Subsidiaries as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

December 30, 2021